                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              BRIO INDUSTRIES, INC.

        -----------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE

        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    10970E104
                             ----------------------
                                 (CUSIP Number)

                                    Copy to:
Mr. Michael Salzhauer               Jeffrey E. LaGueux, Esq.
Benjamin Partners, Inc.             Patterson, Belknap, Webb & Tyler LLP
589 Broadway                        1133 Avenue of the Americas
New York, New York  10012           New York, New York  10036
Telephone (212) 334-8700            Telephone (212) 336-2000
       -----------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 March 30, 1998
       -----------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space __.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

CUSIP
No.   10970E104                        13D
=================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                         BENJAMIN PARTNERS, INC.
-----------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group
        (See Instructions)                             (a)/ /
                                                       (b)/ /
----------------------------------------------------------------
 3    SEC Use Only
----------------------------------------------------------------
 4    Source of Funds (See Instructions)  WC
-----------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)       / /
-----------------------------------------------------------------
 6    Citizenship or Place of Organization
                                    New York
-----------------------------------------------------------------
    Number of   7  Sole Voting Power
     Shares                              2,500 shares   0.1%
--------------------------------------------------------------
  Beneficially  8  Shared Voting Power
    Owned By                                 0 shares   0.0%
      Each
--------------------------------------------------------------
    Reporting   9  Sole Dispositive Power
     Person                              2,500 shares   0.1%
      With
--------------------------------------------------------------
               10  Shared Dispositive Power
                                             0 shares   0.0%
-----------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each
       Reporting Person
                                         2,500 shares
-----------------------------------------------------------------
12    Check Box if the Aggregate Amount in
           Row (11) excludes Certain Shares               / /
-----------------------------------------------------------------
13      Percent of Class Represented
                  by Amount in Row (11)                 0.1%
-----------------------------------------------------------------
14      Type of Reporting Person (See Instructions)
                                                       CO
=================================================================

CUSIP
No.   10970E104                        13D
================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                         BENJAMIN PARTNERS
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group
            (See Instructions)
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
 3    SEC Use Only
--------------------------------------------------------------------------------
 4    Source of Funds (See Instructions)  WC
--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)                       |_|
--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization
                                                      New York
--------------------------------------------------------------------------------
    Number of   7  Sole Voting Power
     Shares                                     148,700 shares   2.3%
--------------------------------------------------------------------------------
  Beneficially  8  Shared Voting Power
    Owned By                                          0 shares   0.0%
      Each
--------------------------------------------------------------------------------
    Reporting   9  Sole Dispositive Power
     Person                                     148,700 shares   2.3%
      With
--------------------------------------------------------------------------------
               10  Shared Dispositive Power
                                                      0 shares   0.0%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each
       Reporting Person
                                                148,700 shares
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in
            Row (11) excludes Certain Shares                                 |_|
--------------------------------------------------------------------------------
13      Percent of Class Represented
                  by Amount in Row (11)                 2.3%
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)
                                                       PN
================================================================================

CUSIP
No.   10970E104                        13D
================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                         BHC COMPANY
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group
            (See Instructions)
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
 3    SEC Use Only
--------------------------------------------------------------------------------
 4    Source of Funds (See Instructions)  WC
--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)                       |_|
--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization
                                                    New York
--------------------------------------------------------------------------------
    Number of   7  Sole Voting Power
     Shares                                     9,000 shares   0.1%
--------------------------------------------------------------------------------
  Beneficially  8  Shared Voting Power
    Owned By                                        0 shares   0.0%
      Each
--------------------------------------------------------------------------------
    Reporting   9  Sole Dispositive Power
     Person                                     9,000 shares   0.1%
      With
--------------------------------------------------------------------------------
               10  Shared Dispositive Power
                                                    0 shares   0.0%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each
       Reporting Person
                                                9,000 shares
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in
            Row (11) excludes Certain Shares                                 |_|
--------------------------------------------------------------------------------
13      Percent of Class Represented
                  by Amount in Row (11)                 0.1%
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)
                                                       PN
================================================================================

CUSIP
No.   10970E104                        13D
================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                  CHH REALTY DEFINED BENEFIT PENSION PLAN
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group
            (See Instructions)
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
 3    SEC Use Only
--------------------------------------------------------------------------------
 4    Source of Funds (See Instructions)  WC
--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)                       |_|
--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization
                                                    New York
--------------------------------------------------------------------------------
    Number of   7  Sole Voting Power
     Shares                                     3,500 shares   0.1%
--------------------------------------------------------------------------------
  Beneficially  8  Shared Voting Power
    Owned By                                        0 shares   0.0%
      Each
--------------------------------------------------------------------------------
    Reporting   9  Sole Dispositive Power
     Person                                     3,500 shares   0.1%
      With
--------------------------------------------------------------------------------
               10  Shared Dispositive Power
                                                    0 shares   0.0%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each
       Reporting Person
                                                3,500 shares
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in
            Row (11) excludes Certain Shares                                 |_|
--------------------------------------------------------------------------------
13      Percent of Class Represented
                  by Amount in Row (11)                 0.1%
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)
                                                       OO
================================================================================

CUSIP
No.   10970E104                        13D
================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                       COMBINED PARTNERSHIP #1
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
 3    SEC Use Only
--------------------------------------------------------------------------------
 4    Source of Funds (See Instructions)  WC
--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)                       |_|
--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization
                                                     New York
--------------------------------------------------------------------------------
    Number of   7  Sole Voting Power
     Shares                                     80,000 shares   1.2%
--------------------------------------------------------------------------------
  Beneficially  8  Shared Voting Power
    Owned By                                         0 shares   0.0%
      Each
--------------------------------------------------------------------------------
    Reporting   9  Sole Dispositive Power
     Person                                     80,000 shares   1.2%
      With
--------------------------------------------------------------------------------
               10  Shared Dispositive Power
                                                     0 shares   0.0%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each
       Reporting Person
                                                80,000 shares
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in
            Row (11) excludes Certain Shares                                 |_|
--------------------------------------------------------------------------------
13      Percent of Class Represented
                  by Amount in Row (11)                 1.2%
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)
                                                       PN
================================================================================

CUSIP
No.   10970E104                        13D
================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
         MICHAEL C. SALZHAUER LTD. DEFINED BENEFIT PLAN
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group
            (See Instructions)
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
 3    SEC Use Only
--------------------------------------------------------------------------------
 4    Source of Funds (See Instructions)  WC
--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)                       |_|
--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization
                                                    New York
--------------------------------------------------------------------------------
    Number of   7  Sole Voting Power
     Shares                                     1,950 shares   0.0%
--------------------------------------------------------------------------------
  Beneficially  8  Shared Voting Power
    Owned By                                        0 shares   0.0%
      Each
--------------------------------------------------------------------------------
    Reporting   9  Sole Dispositive Power
     Person                                     1,950 shares   0.0%
      With
--------------------------------------------------------------------------------
               10  Shared Dispositive Power
                                                    0 shares   0.0%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each
       Reporting Person
                                                1,950 shares
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in
            Row (11) excludes Certain Shares                                 |_|
--------------------------------------------------------------------------------
13      Percent of Class Represented
                  by Amount in Row (11)                 0.0%
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)
                                                       OO
================================================================================

CUSIP
No.   10970E104                        13D
================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                           STEVEN ROTH
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group
            (See Instructions)
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
 3    SEC Use Only
--------------------------------------------------------------------------------
 4    Source of Funds (See Instructions) PF
--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)                       |_|
--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization
                                                     United States
--------------------------------------------------------------------------------
    Number of   7  Sole Voting Power
     Shares                                     60,000 shares   0.9%
--------------------------------------------------------------------------------
  Beneficially  8  Shared Voting Power
    Owned By                                    24,800 shares   0.4%
      Each
--------------------------------------------------------------------------------
    Reporting   9  Sole Dispositive Power
     Person                                     60,000 shares   0.9%
      With
--------------------------------------------------------------------------------
               10  Shared Dispositive Power
                                                24,800 shares   0.4%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each
       Reporting Person
                                                60,000 shares
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in
            Row (11) excludes Certain Shares                                 |x|
--------------------------------------------------------------------------------
13      Percent of Class Represented
                  by Amount in Row (11)                 0.9%
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)
                                                       IN
================================================================================

CUSIP
No.   10970E104                        13D
================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                         AMANDA SALZHAUER
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group
            (See Instructions)
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
 3    SEC Use Only
--------------------------------------------------------------------------------
 4    Source of Funds (See Instructions) PF
--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)                       |_|
--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization
                                                    United States
--------------------------------------------------------------------------------
    Number of   7  Sole Voting Power
     Shares                                         800 shares   0.0%
--------------------------------------------------------------------------------
  Beneficially  8  Shared Voting Power
    Owned By                                    192,690 shares   3.0%
      Each
--------------------------------------------------------------------------------
    Reporting   9  Sole Dispositive Power
     Person                                         800 shares   0.0%
      With
--------------------------------------------------------------------------------
               10  Shared Dispositive Power
                                                192,690 shares   3.0%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each
       Reporting Person
                                                 24,800 shares
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in
            Row (11) excludes Certain Shares                                 |x|
--------------------------------------------------------------------------------
13      Percent of Class Represented
                  by Amount in Row (11)                 0.4%
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)
                                                       IN
================================================================================

CUSIP
No.   10970E104                        13D
================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                      MICHAEL C. SALZHAUER
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group
            (See Instructions)
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
 3    SEC Use Only
--------------------------------------------------------------------------------
 4    Source of Funds (See Instructions)   PF
--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)                       |_|
--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization
                                                   United States
--------------------------------------------------------------------------------
    Number of   7  Sole Voting Power
     Shares                                      19,990 shares   3.1%
--------------------------------------------------------------------------------
  Beneficially  8  Shared Voting Power
    Owned By                                    182,710 shares   2.8%
      Each
--------------------------------------------------------------------------------
    Reporting   9  Sole Dispositive Power
     Person                                      12,000 shares   0.2%
      With
--------------------------------------------------------------------------------
               10  Shared Dispositive Power
                                                190,700 shares   2.9%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each
       Reporting Person
                                                202,700 shares
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in
            Row (11) excludes Certain Shares                                 |x|
--------------------------------------------------------------------------------
13      Percent of Class Represented
                  by Amount in Row (11)                 3.1%
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)
                                                       IN
================================================================================

CUSIP
No.   10970E104                        13D
================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                         CHARLES SALZHAUER
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group
            (See Instructions)
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
 3    SEC Use Only
--------------------------------------------------------------------------------
 4    Source of Funds (See Instructions) PF
--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)                       |_|
--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization
                                                 United States
--------------------------------------------------------------------------------
    Number of   7  Sole Voting Power
     Shares                                           0 shares   0.0%
--------------------------------------------------------------------------------
  Beneficially  8  Shared Voting Power
    Owned By                                    255,560 shares   3.9%
      Each
--------------------------------------------------------------------------------
    Reporting   9  Sole Dispositive Power
     Person                                           0 shares   0.0%
      With
--------------------------------------------------------------------------------
               10  Shared Dispositive Power
                                                255,560 shares   3.9%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each
       Reporting Person
                                                251,300 shares
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in
            Row (11) excludes Certain Shares                                 |_|
--------------------------------------------------------------------------------
13      Percent of Class Represented
                  by Amount in Row (11)                 3.9%
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)
                                                       IN
================================================================================

CUSIP
No.   10970E104                        13D
================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                           HENRY SALZHAUER
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group
            (See Instructions)
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
 3    SEC Use Only
--------------------------------------------------------------------------------
 4    Source of Funds (See Instructions)  PF
--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)                       |_|
--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization
                                                  United States
--------------------------------------------------------------------------------
    Number of   7  Sole Voting Power
     Shares                                       7,600 shares   0.1%
--------------------------------------------------------------------------------
  Beneficially  8  Shared Voting Power
    Owned By                                    297,700 shares   4.6%
      Each
--------------------------------------------------------------------------------
    Reporting   9  Sole Dispositive Power
     Person                                           0 shares   0.0%
      With
--------------------------------------------------------------------------------
               10  Shared Dispositive Power
                                                305,300 shares   4.7%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each
       Reporting Person
                                                269,300 shares
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in
            Row (11) excludes Certain Shares                                 |x|
--------------------------------------------------------------------------------
13      Percent of Class Represented
                  by Amount in Row (11)                 4.1%
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)
                                                       IN
================================================================================

CUSIP
No.   10970E104                        13D
================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                          CYNTHIA SALZHAUER
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group
            (See Instructions)
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
 3    SEC Use Only
--------------------------------------------------------------------------------
 4    Source of Funds (See Instructions)  PF
--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)                       |_|
--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization
                                                  United States
--------------------------------------------------------------------------------
    Number of   7  Sole Voting Power
     Shares                                           0 shares   0.0%
--------------------------------------------------------------------------------
  Beneficially  8  Shared Voting Power
    Owned By                                    255,560 shares   3.9%
      Each
--------------------------------------------------------------------------------
    Reporting   9  Sole Dispositive Power
     Person                                           0 shares   0.0%
      With
--------------------------------------------------------------------------------
               10  Shared Dispositive Power
                                                255,560 shares   3.9%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each
       Reporting Person
                                                  3,260 shares
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in
            Row (11) excludes Certain Shares                                 |x|
--------------------------------------------------------------------------------
13      Percent of Class Represented
                  by Amount in Row (11)                 0.1%
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)
                                                       IN
================================================================================

CUSIP
No.   10970E104                        13D
================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                           SUSAN SALZHAUER
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group
            (See Instructions)
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
 3    SEC Use Only
--------------------------------------------------------------------------------
 4    Source of Funds (See Instructions)  PF
--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)                       |_|
--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization
                                                  United States
--------------------------------------------------------------------------------
    Number of   7  Sole Voting Power
     Shares                                           0 shares   0.0%
--------------------------------------------------------------------------------
  Beneficially  8  Shared Voting Power
    Owned By                                    305,300 shares   4.7%
      Each
--------------------------------------------------------------------------------
    Reporting   9  Sole Dispositive Power
     Person                                           0 shares   0.0%
      With
--------------------------------------------------------------------------------
               10  Shared Dispositive Power
                                                305,300 shares   4.7%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each
       Reporting Person
                                                  3,350 shares
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in
            Row (11) excludes Certain Shares                                 |x|
--------------------------------------------------------------------------------
13      Percent of Class Represented
                  by Amount in Row (11)                 0.1%
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)
                                                       IN
================================================================================

CUSIP
No.   10970E104                        13D
================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                         STUART J. ANGOWITZ
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group
            (See Instructions)
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
 3    SEC Use Only
--------------------------------------------------------------------------------
 4    Source of Funds (See Instructions)  PF
--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)                       |_|
--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization
                                                  United States
--------------------------------------------------------------------------------
    Number of   7  Sole Voting Power
     Shares                                           0 shares   0.0%
--------------------------------------------------------------------------------
  Beneficially  8  Shared Voting Power
    Owned By                                      3,500 shares   0.1%
      Each
--------------------------------------------------------------------------------
    Reporting   9  Sole Dispositive Power
     Person                                           0 shares   0.0%
      With
--------------------------------------------------------------------------------
               10  Shared Dispositive Power
                                                  3,500 shares   0.1%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each
       Reporting Person
                                                  3,500 shares
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in
            Row (11) excludes Certain Shares                                 |_|
--------------------------------------------------------------------------------
13      Percent of Class Represented
                  by Amount in Row (11)                 0.1%
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)
                                                       IN
================================================================================

CUSIP
No.   10970E104                        13D
================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                         ANNE S. ANGOWITZ
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group
            (See Instructions)
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
 3    SEC Use Only
--------------------------------------------------------------------------------
 4    Source of Funds (See Instructions)   PF
--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)                       |_|
--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization
                                         United States
--------------------------------------------------------------------------------
    Number of   7  Sole Voting Power
     Shares                                           0 shares   0.0%
--------------------------------------------------------------------------------
  Beneficially  8  Shared Voting Power
    Owned By                                      3,500 shares   0.1%
      Each
--------------------------------------------------------------------------------
    Reporting   9  Sole Dispositive Power
     Person                                           0 shares   0.0%
      With
--------------------------------------------------------------------------------
               10  Shared Dispositive Power
                                                  3,500 shares   0.1%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each
       Reporting Person
                                                  3,500 shares
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in
            Row (11) excludes Certain Shares                                 |_|
--------------------------------------------------------------------------------
13      Percent of Class Represented
                  by Amount in Row (11)                 0.1%
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)
                                                       IN
================================================================================

CUSIP
No.   10970E104                        13D
================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                          ELISABETH S. AXEL
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group
            (See Instructions)
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
 3    SEC Use Only
--------------------------------------------------------------------------------
 4    Source of Funds (See Instructions)  N/A
--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)                       |_|
--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization
                                                  United States
--------------------------------------------------------------------------------
    Number of   7  Sole Voting Power
     Shares                                         0 -- **SEE ITEM 5
--------------------------------------------------------------------------------
  Beneficially  8  Shared Voting Power
    Owned By                                        0 -- **SEE ITEM 5
      Each
--------------------------------------------------------------------------------
    Reporting   9  Sole Dispositive Power
     Person                                         0 -- **SEE ITEM 5
      With
--------------------------------------------------------------------------------
               10  Shared Dispositive Power
                                                    0 -- **SEE ITEM 5
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each
       Reporting Person
                                                    0 -- **SEE ITEM 5
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in
            Row (11) excludes Certain Shares                                 |x|
--------------------------------------------------------------------------------
13      Percent of Class Represented
                  by Amount in Row (11)                 0.0%
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)
                                                       IN
================================================================================

CUSIP
No.   10970E104                        13D
================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                           AMY L. SALZHAUER
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group
            (See Instructions)
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
 3    SEC Use Only
--------------------------------------------------------------------------------
 4    Source of Funds (See Instructions)  N/A
--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)                       |_|
--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization
                                                  United States
--------------------------------------------------------------------------------
    Number of   7  Sole Voting Power
     Shares                                         0 -- **SEE ITEM 5
--------------------------------------------------------------------------------
  Beneficially  8  Shared Voting Power
    Owned By                                        0 -- **SEE ITEM 5
      Each
--------------------------------------------------------------------------------
    Reporting   9  Sole Dispositive Power
     Person                                         0 -- **SEE ITEM 5
      With
--------------------------------------------------------------------------------
               10  Shared Dispositive Power
                                                    0 -- **SEE ITEM 5
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each
       Reporting Person
                                                    0 -- **SEE ITEM 5
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in
            Row (11) excludes Certain Shares                                 |x|
--------------------------------------------------------------------------------
13      Percent of Class Represented
                  by Amount in Row (11)                 0.0%
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)
                                                       IN
================================================================================

CUSIP
No.   10970E104                        13D
================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                          HELEN S. WEINSTEIN
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group
            (See Instructions)
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
 3    SEC Use Only
--------------------------------------------------------------------------------
 4    Source of Funds (See Instructions)  N/A
--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)                       |_|
--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization
                                                  United States
--------------------------------------------------------------------------------
    Number of   7  Sole Voting Power
     Shares                                         0 -- **SEE ITEM 5
--------------------------------------------------------------------------------
  Beneficially  8  Shared Voting Power
    Owned By                                        0 -- **SEE ITEM 5
      Each
--------------------------------------------------------------------------------
    Reporting   9  Sole Dispositive Power
     Person                                         0 -- **SEE ITEM 5
      With
--------------------------------------------------------------------------------
               10  Shared Dispositive Power
                                                    0 -- **SEE ITEM 5
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each
       Reporting Person
                                                    0 -- **SEE ITEM 5
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in
            Row (11) excludes Certain Shares                                 |x|
--------------------------------------------------------------------------------
13      Percent of Class Represented
                  by Amount in Row (11)                 0.0%
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)
                                                       IN
================================================================================

CUSIP
No.   10970E104                        13D
================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                          LINDA S. SWENBERG
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group
            (See Instructions)
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
 3    SEC Use Only
--------------------------------------------------------------------------------
 4    Source of Funds (See Instructions)  N/A
--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)                       |_|
--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization
                                         United States
--------------------------------------------------------------------------------
    Number of   7  Sole Voting Power
     Shares                                         0 -- **SEE ITEM 5
--------------------------------------------------------------------------------
  Beneficially  8  Shared Voting Power
    Owned By                                        0 -- **SEE ITEM 5
      Each
--------------------------------------------------------------------------------
    Reporting   9  Sole Dispositive Power
     Person                                         0 -- **SEE ITEM 5
      With
--------------------------------------------------------------------------------
               10  Shared Dispositive Power
                                                    0 -- **SEE ITEM 5
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each
       Reporting Person
                                                    0 -- **SEE ITEM 5
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in
            Row (11) excludes Certain Shares                                 |x|
--------------------------------------------------------------------------------
13      Percent of Class Represented
                  by Amount in Row (11)                 0.0%
--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)
                                                       IN
================================================================================

         This Statement on Schedule 13D constitutes the initial filing of a Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on behalf of the alleged "group" identified on Page 2 above.

Item 1.  Security and Issuer.
         The class of equity securities to which this statement relates is the Common Stock, without par value (the "Common Stock"), of Brio Industries, Inc., a bottler and beverage distribution business (the "Company"). The address of the principal executive offices of the Company is 15050 54A Avenue, Surrey, B.C. J55 8E7.

Item 2.  Identity and Background.

         (a) This Statement is filed on behalf of the persons listed on Exhibit A hereto (the "Filing Persons"), which exhibit is incorporated into this Statement by reference. The filing of this Statement on Schedule 13D by the Filing Persons does not constitute an admission that the Filing Persons are a group, and each Filing Person expressly disclaims the existence of a group.

         (b) The residence or business address of each Filing Person who is a natural person is set forth opposite his or her name on Exhibit A hereto.

         (c) The principal occupations or employment of the Filing Persons who are natural persons are set forth in Exhibit A and in the following paragraphs. For the Filing Persons that are not natural persons, the place of organization, the principal business and the addresses of the principal businesses and principal offices are set forth in the following paragraphs.

                  CHH Realty Defined Benefit Pension Plan is a New York trust with principal offices at 589 Broadway, New York, NY 10012. The trust administers a plan for the benefit of employees of CHH Realty. The trustees of the trust are Charles Salzhauer and Henry Salzhauer.

                  By virtue of their position as the trustees of the CHH Realty Defined Benefit Pension Plan, Charles Salzhauer and Henry Salzhauer may be deemed controlling persons of such entity.

                  Benjamin Partners, Inc. is a New York corporation with principal offices at 589 Broadway, New York, NY 10012. It is primarily engaged in the business of real estate and investment. The executive officers and directors of Benjamin Partners, Inc. and their business addresses are: Charles Salzhauer, President, Treasurer and Director, 589 Broadway, New York, NY 10012; Henry Salzhauer, Vice President, Secretary and Director, 589 Broadway,

New York, NY 10012; Susan Salzhauer, Director, 589 Broadway, New York, NY 10012; and Cynthia Salzhauer, 589 Broadway, New York, NY 10012.

                  Benjamin Partners is a partnership with principal offices at Hilldale Lane, Sands Point, New York, 11050. The partners of this partnership are Charles, Henry, and Michael Salzhauer, each of whom may be deemed a controlling person of the entity.

                  BHC Company is a New York general partnership with its principal office at 589 Broadway, New York, NY 10012. The general partners of BHC Company are six New York Trusts established for the benefit of Amy Salzhauer, Elisabeth Salzhauer Axel, Michael Salzhauer, Helen Salzhauer Weinstein, Linda Salzhauer Swenberg and Anne Salzhauer Angowitz, respectively. Each trust has a principal office at 589 Broadway, New York, NY 10012. Henry Salzhauer and Charles Salzhauer are trustees of each trust.

                  By virtue of their positions as trustees of the trusts, Henry Salzhauer and Charles Salzhauer may be deemed controlling persons of such trusts.

                  Combined Partnership #1 is a New York limited partnership with its principal office at 589 Broadway, New York, NY 10012. It is primarily engaged in the business of investments. The general partners of Combined Partnership #1 are Henry Salzhauer and Charles Salzhauer, who, by virtue of their positions as general partners therein, may be deemed controlling persons thereof.

                  The Michael C. Salzhauer Ltd. Defined Benefit Plan (the "Ltd. Plan") is a New York trust with principal offices at 589 Broadway, New York, NY 10012. The trust administers a plan for the benefit of employees of Michael C. Salzhauer Ltd. Michael Salzhauer is the trustee of the plan and, by virtue of such position, may be deemed a controlling person of such plan.

         (d)-(e) None of the Filing Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order (i) enjoining future violations of federal or state securities laws, (ii) prohibiting or mandating any activities subject to such laws, or (iii) finding any violation with respect to such laws.

         (f) Each Filing Person who is a natural person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         As of March 30, 1998, the Filing Persons beneficially owned an aggregate of 365,300 shares of Common Stock. The aggregate purchase price for such shares was $875,845.93 (including brokerage commissions). The purchase prices for shares of Common Stock paid by certain Filing Persons (the "Purchasers") are set forth opposite the Purchasers' names in Exhibit A hereto. The sources of the funds for the purchases of such shares were personal funds and working capital.


Item 4.  Purpose of Transaction.

         The 365,300 shares of Common Stock of the Company covered by this Statement were acquired by the Purchasers for the purpose of investment in the ordinary course of business and not with the purpose or effect of changing or influencing control of the Company. Except as otherwise set forth herein, none of the Filing Persons have any present plans or proposals which relate to or which would result in:

                (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

               (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

              (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

               (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of the Company;

                (v) any material change in the present capitalization or dividend policy of the Company;

               (vi) any other material change in the Company's business or corporate structure;

              (vii) changes in the Certificate of Incorporation or Bylaws of the Company or other actions which may impede the acquisition of control of the Company by any person;

             (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act, as amended; or

                (x) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

   (a)-(b)(1) Steven Roth beneficially owns 60,000 shares of the Common Stock, representing approximately 0.9% of the outstanding common stock of the Company. Such shares do not include any shares directly or indirectly owned by his daughter, Amanda Salzhauer, as to which shares he disclaims beneficial ownership. Steven Roth has sole power to vote and dispose of 60,000 shares of the Common Stock. By virtue of his being the father of Amanda Salzhauer, he may be deemed to have shared power to vote and dispose of 24,800 shares of the Common Stock (including 800 shares owned by his daughter, Amanda Salzhauer, and 24,000 shares owned jointly by her and her husband, Michael Salzhauer).

         (2) Combined Partnership #1 beneficially owns 80,000 shares of the Common Stock, representing approximately 1.2% of the outstanding common stock of the Company. It has sole power to vote and dispose of 80,000 shares of the Common Stock and does not have shared power to vote or dispose of any shares of the Common Stock.

         (3) Amanda Salzhauer beneficially owns 24,800 shares of the Common Stock (including 800 shares owned directly and 24,000 shares owned jointly with her husband, Michael Salzhauer), representing approximately 0.4% of the outstanding common stock of the Company. The 24,000 shares of the Common Stock reported as beneficially owned by Amanda Salzhauer in this Statement do not include any shares directly or indirectly owned by her husband Michael Salzhauer, as to which shares she disclaims beneficial ownership. Amanda Salzhauer has sole power to vote and dispose of 800 shares of the Common Stock. By virtue of her being the wife of Michael Salzhauer, she may be deemed to have shared power to vote and dispose of 192,690 shares of the Common Stock (including 24,000 shares owned jointly with her husband, Michael Salzhauer, and shares as to which she disclaims beneficial ownership, which include 18,040 shares owned directly by her husband, Michael Salzhauer, 1,950 shares owned directly by the Ltd. Plan, and 148,700 shares owned directly by Benjamin Partners).

         (4) Michael Salzhauer beneficially owns 202,700 shares of the Common Stock (including 18,040 shares owned directly, 24,000 shares owned jointly with his wife, Amanda Salzhauer, 1,950 shares owned by the Ltd. Plan, 148,700 shares owned by Benjamin Partners, and 10,010 shares in IRA accounts of Charles, Amanda, Cynthia and Susan Salzhauer as to which Michael Salzhauer shares dispositive power), representing approximately 3.1% of the outstanding common stock of the Company. Michael Salzhauer has sole power to vote 19,990 shares of the Common Stock and sole power to dispose of 12,000 shares of the Common Stock. He has shared power to vote 182,710 shares of the Common Stock (including 24,000 shares owned jointly with his wife, Amanda Salzhauer, 148,700 shares owned by Benjamin Partners, and 10,010 shares in IRA accounts of Charles, Amanda, Cynthia and Susan Salzhauer as to which Michael Salzhauer shares dispositive power) and shared power to dispose of 190,700 shares of the Common Stock (reflecting the power of his father, Henry Salzhauer, to dispose of 6,040 shares of the Common Stock in an IRA account directly owned by Michael Salzhauer and 1,950 shares of the Common Stock owned by the Ltd.
Plan).

                  (5) Benjamin Partners, Inc. beneficially owns 2,500 shares of the Common Stock, representing less than 0.1% of the outstanding common stock of the Company. It has sole power to vote and dispose of 2,500 shares of the Common Stock and does not have shared power to vote or dispose of any shares of the Common Stock.

                  (6) Benjamin Partners beneficially owns 148,700 shares of the Common Stock, representing approximately 2.3% of the outstanding common stock of the Company. It has sole power to vote and dispose of 148,700 shares of the Common Stock and does not have shared power to vote or dispose of any shares of the Common Stock.

                  (7) BHC Company beneficially owns 9,000 shares of the Common Stock, representing approximately 0.1% of the outstanding common stock of the Company. It has sole power to vote and dispose of 9,000 shares of the Common Stock and does not have shared power to vote or dispose of any shares of the Common Stock.

                  (8) Charles Salzhauer beneficially owns 251,300 shares of the Common Stock (including 7,600 shares owned directly, 3,500 shares owned by CHH Realty Defined Benefit Pension Plan, 2,500 shares owned by Benjamin Partners, Inc., 148,700 shares owned by Benjamin Partners, 9,000 shares owned by BHC Company and 80,000 shares owned by Combined Partnership #1), representing approximately 3.9% of the outstanding common stock of the Company. The 251,300 shares of the Common Stock reported as beneficially owned by Charles Salzhauer in this Statement do not include any shares directly or indirectly owned by his wife, Cynthia Salzhauer, or his daughter, Anne S. Angowitz, as to which shares he disclaims beneficial ownership. Charles Salzhauer does not have sole power to vote or dispose of any shares of the Common Stock. By virtue of his being the husband of Cynthia Salzhauer and the father of Anne S. Angowitz, he may be deemed to have shared power to vote and dispose of 255,560 shares of the Common Stock (including 7,600 shares owned by him directly, 3,500 shares owned by CHH Realty Defined Benefit Pension Plan, 2,500 shares owned by Benjamin Partners, Inc., 148,700 shares owned by Benjamin Partners, 9,000 shares owned by BHC Company, 80,000 shares owned by Combined Partnership #1 and shares as to which Charles Salzhauer disclaims beneficial ownership, which include the 760 shares owned by Cynthia Salzhauer and the 3,500 shares owned jointly by Anne S. Angowitz and her husband, Stuart J.
Angowitz).

                  (9) CHH Realty Defined Benefit Pension Plan beneficially owns 3,500 shares of the Common Stock, representing less than 0.1% of the outstanding common stock of the Company. It has sole power to vote and dispose of 3,500 shares of the Common Stock and does not have shared power to vote or dispose of any shares of the Common Stock.

                  (10) The Michael C. Salzhauer Ltd. Defined Benefit Plan beneficially owns 1,950 shares of the Common Stock, representing less than 0.1% of the outstanding common stock of the Company. It has sole power to vote and dispose of 1,950 shares of the Common Stock and does not have shared power to vote or dispose of any shares of the Common Stock.

                  (11) Henry Salzhauer beneficially owns 269,300 shares of the Common Stock (including 7,600 shares owned directly, 3,500 shares owned by CHH Realty Defined Benefit Pension Plan, 2,500 shares owned by Benjamin Partners, Inc., 148,700 shares owned by Benjamin Partners, 9,000 shares owned by BHC Company, 80,000 shares owned by Combined Partnership #1 and 18,000 shares in retirement accounts of Charles, Amanda, Cynthia, Michael and Susan Salzhauer and the Ltd. Plan as to which Henry Salzhauer shares dispositive power), representing approximately 4.1% of the outstanding common stock of the Company. The 269,300 shares of the Common Stock reported as beneficially owned by Henry Salzhauer in this Statement do not include any shares directly or indirectly owned by his wife, Susan Salzhauer (other than her retirement account shares), or his son, Michael Salzhauer (other than his retirement account shares), as to which shares he disclaims beneficial ownership. Henry Salzhauer has sole power to vote 7,600 shares and does not have sole power to dispose of any shares of the Common Stock. By virtue of his being the father of Michael Salzhauer, he may be deemed to have shared power to vote 297,700 shares of the Common Stock (including 3,500 shares owned by CHH Realty Defined Benefit Pension Plan, 2,500 shares owned by Benjamin Partners, Inc., 148,700 shares owned by Benjamin Partners, 9,000 shares owned by BHC Company, 80,000 shares owned by Combined Partnership #1, 18,000 shares in IRA accounts of Charles, Amanda, Cynthia, Michael and Susan Salzhauer as to which Henry Salzhauer shares dispositive power and shares as to which Henry Salzhauer disclaims beneficial ownership, which include 12,000 shares owned directly by Michael Salzhauer and 24,000 shares owned jointly by Michael Salzhauer and his wife, Amanda Salzhauer) and shared power to dispose of 305,300 shares of the Common Stock
(reflecting the power of his son, Michael Salzhauer, to dispose of 7,600 shares of the Common Stock in an IRA account directly owned by Henry Salzhauer).

                  (12) Cynthia Salzhauer is the beneficial owner of 3,260 shares of the Common Stock (including 760 shares owned directly and 2,500 shares owned by Benjamin Partners, Inc.), representing less than 0.1% of the outstanding common stock of the Company. The 3,260 shares of the Common Stock reported as beneficially owned by Cynthia Salzhauer in this Statement do not include any shares directly or indirectly owned by her husband, Charles Salzhauer, or her daughter, Anne S. Angowitz, as to which shares she disclaims beneficial ownership. Cynthia Salzhauer does not have sole power to vote or dispose of any shares of the Common Stock. By virtue of her being the wife of Charles Salzhauer and the mother of Anne S. Angowitz, she may be deemed to have shared power to vote and dispose of 255,560 shares of the Common Stock (including 760 shares owned by her directly and shares as to which Cynthia Salzhauer disclaims beneficial ownership, which include 7,600 shares owned directly by Charles Salzhauer, 3,500 shares owned jointly by Anne S. Angowitz and her husband, Stuart J. Angowitz, 3,500 shares owned by CHH Realty Defined Benefit Pension Plan, 2,500 shares owned by Benjamin Partners, Inc., 148,700 shares owned by Benjamin Partners, 9,000 shares owned by BHC Company, 80,000 shares owned by Combined Partnership #1).

                  (13) Susan Salzhauer beneficially owns 3,350 shares of the Common Stock (including 850 shares owned directly and 2,500 shares owned by Benjamin Partners, Inc.), representing less than 0.1% of the outstanding common stock of the Company. The 3,350 shares of the Common Stock reported as beneficially owned by Susan Salzhauer in this Statement do not include any shares directly or indirectly owned by her husband, Henry Salzhauer, or her son, Michael Salzhauer, as to which shares she disclaims beneficial ownership. Susan Salzhauer does not have sole power to vote or dispose of any shares of the Common Stock. By virtue of her being the wife of Henry Salzhauer and the mother of Michael Salzhauer, she may be deemed to have shared power to vote and dispose of 305,300 shares of the Common Stock (including 850 shares owned by her directly and shares as to which Susan Salzhauer disclaims beneficial ownership, which include 7,600 shares owned directly by Henry Salzhauer, 3,500 shares owned by CHH Realty Defined Benefit Pension Plan, 2,500 shares owned by Benjamin Partners, Inc., 148,700 shares owned by Benjamin Partners, 9,000 shares owned by BHC Company, 80,000 shares owned by Combined Partnership #1, 9,160 shares in IRA accounts of Charles, Amanda and Cynthia Salzhauer as to which Henry Salzhauer shares dispositive power, 18,040 shares owned directly by her son, Michael Salzhauer, 24,000 shares owned jointly by him and his wife, Amanda Salzhauer and 1,950 shares owned by the Ltd.
Plan).

                  (14) Stuart J. Angowitz beneficially owns 3,500 shares of the Common Stock (owned jointly with his wife, Anne S. Angowitz), representing approximately 0.1% of the outstanding common stock of the Company. He does not have sole voting or dispositive power as to any shares of the Common Stock and has shared power to vote and dispose of 3,500 shares of the Common Stock (shared with his wife, Anne S. Angowitz).

                  (15) Anne S. Angowitz beneficially owns 3,500 shares of the Common Stock (owned jointly with her husband, Stuart J.

Angowitz), representing approximately 0.1% of the outstanding common stock of the Company. She does not have sole voting or dispositive power as to any shares of the Common Stock and has shared power to vote and dispose of 3,500 shares of the Common Stock (shared with her husband, Stuart J. Angowitz).

                  (16) Elisabeth Axel, Amy Salzhauer, Helen Weinstein and Linda Swenberg beneficially own no shares of the Common Stock. The amount of the Common Stock reported as beneficially owned by them in this Statement does not include any shares directly or indirectly owned by their siblings, parents, aunts or uncles (see description of family relationships in Exhibit A), as to which shares they each disclaim beneficial ownership.

         (c) The transactions in shares of the common stock of the Company effected by the Filing Persons during the past sixty (60) days were open market transactions and were as set forth in the table below:

                                                                                Average
                                                              No. of            Cost Per
Name of Filing Person                       Date              Shares             Share
---------------------                       ----              ------            --------

Steven Roth                                 3/30/98           30,000            2.7500
                                            3/30/98           10,000            2.8125

Combined Partnership #1                     3/9/98            10,000            2.4375
                                            3/10/98           13,000            2.3750

Amanda and
Michael Salzhauer                           3/9/98            10,000            2.4375

Benjamin Partners                           3/9/98            13,390            2.7362
                                            3/10/98           24,810            2.3750

BHC Company                                 3/9/98             5,000            2.4375

Michael C.
 Salzhauer Ltd.
 Defined Benefit Plan                       3/10/98            1,650            2.3750

Michael C. Salzhauer                        3/10/98              540            2.3742

Cynthia Salzhauer                           3/9/98               760            2.4375

Susan Salzhauer                             3/9/98               850            2.4375

Anne S. Angowitz and
 Stuart J. Angowitz                        3/30/98             3,500            2.7500


         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock covered by this Statement.

         (e)      Not applicable.



Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

                  Other than the Purchasers' informal understanding to generally act together in their holding of the shares covered by this Statement, the Filing Persons do not have any contracts, arrangements, understandings or relationships with respect to securities of the Company.


Item 7.  Material to be Filed as Exhibits

         Exhibit A:                 List of Filing Persons and Information
                                    Required by Item 2 of Schedule 13D.

         Exhibit B:                 Joint Filing Agreement dated April 8,
                                    1998 by and among the Filing Persons named therein.

         Exhibit C:                 Powers of Attorney evidencing authority
                                    of representatives of certain Filing Persons to sign this statement on such Filing
                                    Persons' behalf.

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 1998




                                                     /s/ Steven Roth
                                             _________________________________
                                                         Steven Roth

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    /s/  Henry Salzhauer
Dated: April 8, 1998                           _________________________________
                                                         Henry Salzhauer


COMBINED PARTNERSHIP #1                        CHH REALTY DEFINED BENEFIT
                                               PENSION PLAN

        /s/  Henry Salzhauer                        /s/       Henry Salzhauer
By:_________________________________           By:______________________________
        Name:        Henry Salzhauer               Name:      Henry Salzhauer
        Title:       General Partner               Title:     Trustee


BENJAMIN PARTNERS, INC.                        BENJAMIN PARTNERS


        /s/  Henry Salzhauer                       /s/  Henry Salzhauer
By:_________________________________           By:______________________________
        Name:        Henry Salzhauer               Name:        Henry Salzhauer
        Title:       Vice President,               Title:       General Partner
                     Secretary and
                     Director
                                                                 *
                                               _________________________________
                                                           Amy Salzhauer
BHC COMPANY

        By its General Partner
                                                                  *
        AMENDED AND RESTATED TRUST             _________________________________
        AGREEMENT F/B/O MICHAEL                            Anne Angowitz
        SALZHAUER DATED 9/10/96

                /s/  Henry Salzhauer
        By:  _______________________                              *
             Name:   Henry Salzhauer           _________________________________
             Title:  Trustee                              Helen Weinstein


                    *                                             *
____________________________________           _________________________________
             Elisabeth Axel                               Charles Salzhauer


                    *                                             *
____________________________________           _________________________________
            Cynthia Salzhauer                              Linda Swenberg


                    *
____________________________________
             Susan Salzhauer

     /s/  Henry Salzhauer
*By:________________________________
        Henry Salzhauer,
        Attorney-in-Fact

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 1998



                                                 /s/ Michael C. Salzhauer
                                            ____________________________________
                                                     Michael C. Salzhauer


                                            MICHAEL C. SALZHAUER LTD.
                                            DEFINED BENEFIT PLAN


                                                     /s/ Michael C. Salzhauer
                                            By:_________________________________
                                               Name:     Michael C. Salzhauer
                                               Title:    Trustee



                                            STUART J. ANGOWITZ


                                                     /s/ Michael C. Salzhauer
                                            By:_________________________________
                                               Name:     Michael C. Salzhauer,
                                                         Attorney-in-Fact

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 1998


                                                       /s/ Amanda Salzhauer
                                                  ______________________________
                                                           Amanda Salzhauer

                                  EXHIBIT INDEX

                                                                                        Sequentially
Exhibit           Description                                                           Numbered Page
-------           -----------                                                           -------------

   A              List of Filing Persons and Information Required by Item 2 of
                  Schedule 13D.

   B              Joint Filing Agreement dated April 8, 1998 by and among the
                  Filing Persons named therein.

   C Powers of Attorney evidencing authority of representatives of certain Filing Persons to sign this statement on such Filing
                  Persons' behalf.